UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2019

DAVITA INC.

(Exact name of registrant as specified in its charter)

Delaware	1-14106	No. 51-0354549
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 16th Street

Denver, CO 80202

(Address of principal executive offices including zip code)

(720) 631-2100

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.001 par value	DVA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On July 22, 2019, DaVita Inc. (the “Company”) issued a press release announcing certain preliminary financial and operating results for the quarter ended June 30, 2019. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated into this Item 2.02 by reference. The information included and incorporated by reference in this Item 2.02, and the press release attached as Exhibit 99.1 hereto, are being “furnished” under Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not incorporated by reference into any of the Company’s filings, whether made before or after the date hereof, regardless of any general incorporation language in any such filing.

Item 8.01.	Other Events.

On July 22, 2019, DaVita Inc. (the “Company”, “DaVita”, “we”, “our”, and “us”) announced preliminary financial and operating results for the quarter ended June 30, 2019. The Company is releasing this information to provide investors with updated financial information in conjunction with its anticipated modified “Dutch auction” tender offer for up to $1.2 billion of its common stock at a price per share not less than $53.50 nor greater than $61.50. The tender offer will commence today and will expire at 12:00 midnight, New York City time, at the end of the day on August 16, 2019, unless extended by the Company or otherwise terminated, and will be conditioned upon successful completion of a bank financing on terms reasonably satisfactory to the Company as well as certain other conditions detailed in the tender offer documents to be filed with the Securities and Exchange Commission (“SEC”) today.

The aforementioned bank financing is expected to consist of the following:

•	$1.0 billion secured revolving loan facility;

•	$1.75 billion secured term loan A facility with a delayed draw feature; and

•	$2.5 billion secured term loan B facility.

The Company expects to use proceeds from the bank financing to repay amounts outstanding under the Company’s current credit facility, call the Company’s outstanding 5.75% Senior Notes due 2022 (the “Senior Notes”), fund the tender offer, and add cash to the balance sheet for potential future share repurchases, acquisitions, and other general corporate purposes. The foregoing sentence does not constitute a call notice for the Senior Notes. The Company expects the call notice for the Senior Notes to be issued following completion of the bank financing.

Preliminary Second Quarter Financial and Operating Results

The Company expects operating income for the second quarter of 2019 to be between $460 million and $465 million. Included in this operating income is the Company’s expectation of approximately $40 million in operating income attributable to calcimimetics.

In the Company’s U.S. dialysis and related lab services segment, the Company expects to report:

•	Second quarter non-acquired treatment growth of 2.1%, with 7,520,587 treatments during the quarter;

•

Revenue per treatment of approximately $350, an increase of approximately $1.60 from the first quarter of 2019, driven by fluctuations in quarterly revenue, partially offset by a decline in revenue from calcimimetics; and

•	Cost per treatment decrease of approximately $9 from the first quarter of 2019, driven primarily by reduced calcimimetics expense and reduced labor and benefit expense due to strong productivity.

From the date of the Company’s last earnings call on May 7, 2019, through July 17, 2019, the Company repurchased a total of 6,274,181 shares of its common stock for approximately $350 million at an average cost of $55.78 per share. Effective as of July 17, 2019, the Company’s Board of Directors terminated the remaining share repurchase authorization and approved a new share repurchase authorization of $2.0 billion. This new share repurchase authorization has no expiration date.

Forward-Looking Statements; Preliminary Nature of Second Quarter Results

The estimated second quarter financial and operating results and other forward-looking information in this Item 8.01 (collectively, “forward-looking statements”) and the underlying assumptions involve significant risks and uncertainties, including those described below, and actual results may vary significantly from these forward-looking statements. Among other things, we cannot assure you that our actual second-quarter financial and operating results will not differ, perhaps substantially, from the preliminary financial and operating results set forth above. Likewise, we cannot assure you that the proposed tender offer, bank financing, redemption of our Senior Notes and other transactions discussed above will occur on the terms currently contemplated, or at all.

In addition, we have not completed our second quarter 2019 closing and review process and, as noted above, the final results for the second quarter 2019 may differ, perhaps substantially, from the statements made in this Item 8.01. During the course of preparing our financial statements and during our review process, we may identify items that would require us to make adjustments which may be material to the amounts described above. Detailed commentary on our final second quarter financial results will be provided later in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which will be filed with the SEC and available on the SEC website.

The information in this Item 8.01 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The tender offer for the outstanding shares of our common stock described in this Item 8.01 has not commenced. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to our shareholders at no expense to them upon written or oral request directed to Georgeson, LLC, our information agent at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or (888) 206-5896. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

DaVita Inc. and its representatives may from time to time make written and oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), including statements in this Item 8.01 and other filings with the SEC, reports to stockholders, press releases and in meetings with investors and analysts. All such statements in this Item 8.01, other than statements of historical fact, are forward-looking statements and as such are intended to be covered by the safe harbor for “forward-looking statements” provided by the PSLRA. Without limiting the foregoing, statements including the words “expect,” “intend,” “will,” “plan,” “anticipate,” “believe,” “forecast,” “guidance,” “outlook,” “goals,” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements include but are not limited to statements related to our estimated second quarter 2019 financial and operating results, our expectations regarding the tender offer, the proposed bank financing and the use of proceeds therefrom, and the proposed redemption of our Senior Notes.

Our actual results and other events could differ materially from any forward-looking statements due to numerous factors that involve substantial known and unknown risks and uncertainties. These risks and uncertainties include, among other things:

•

the concentration of profits generated by higher-paying commercial payor plans for which there is continued downward pressure on average realized payment rates, and a reduction in the number of patients under such plans, including as a result of restrictions or prohibitions on the use and/or availability of charitable premium assistance, which may result in the loss of revenues or patients, or our making incorrect assumptions about how our patients will respond to any change in financial assistance from charitable organizations;

•

the extent to which the ongoing implementation of healthcare reform, or changes in or new legislation, regulations or guidance, enforcement thereof or related litigation, and the extent to which such developments result in a reduction in coverage or reimbursement rates for our services, a reduction in the number of patients enrolled in higher-paying commercial plans, or other material impacts to our business;

•	a reduction in government payment rates under the Medicare End Stage Renal Disease program or other government-based programs and the impact of the Medicare Advantage benchmark structure;

•

risks arising from potential and proposed federal and/or state legislation, regulation, ballot, executive action or other initiatives, including such initiatives related to healthcare and/or labor matters;

•

the impact of the changing political environment and related developments on the current healthcare marketplace and on our business, including with respect to the future of the Affordable Care Act, the exchanges and many other core aspects of the current health care marketplace;

•	changes in pharmaceutical practice patterns, reimbursement and payment policies and processes, or pharmaceutical pricing, including with respect to calcimimetics;

•	legal and compliance risks, such as our continued compliance with complex government regulations and the provisions of our current corporate integrity agreement;

•	continued increased competition from dialysis providers and others, and other potential marketplace changes;

•	our ability to reduce administrative expenses while maintaining targeted levels of service and operating performance;

•

our ability to maintain contracts with physician medical directors, changing affiliation models for physicians, and the emergence of new models of care introduced by the government or private sector that may erode our patient base and reimbursement rates, such as accountable care organizations, independent practice associations and integrated delivery systems;

•

our ability to complete acquisitions, mergers or dispositions that we might announce or be considering, on terms favorable to us or at all, or to integrate and successfully operate any business we may acquire or have acquired, or to successfully expand our operations and services in markets outside the United States, or to businesses outside of dialysis; and our ability to complete the tender offer, new bank financing and redemption of our Senior Notes as described above on the terms currently contemplated or at all;

•

noncompliance by us or our business associates with any privacy or security laws or any security breach by us or a third party involving the misappropriation, loss or other unauthorized use or disclosure of confidential information;

•

the variability of our cash flows; the risk that we may not be able to generate sufficient cash in the future to service our indebtedness or to fund our other liquidity needs; and the risk that we may not be able to refinance our indebtedness as it becomes due, on terms favorable to us or at all;

•	factors that may impact our ability to repurchase stock under our stock repurchase program (including the tender offer described above) and the timing of any such stock repurchases;

•	risks arising from the use of accounting estimates, judgments and interpretations in our financial statements;

•	impairment of our goodwill, investments or other assets;

•

uncertainties related to our use of the proceeds from the DMG sale transaction and other available funds, including external financing and cash flow from operations, which may be or have been used in ways that we cannot assure will improve our results of operations or enhance the value of our common stock; and

•

uncertainties associated with the other risk factors set forth in our most recent quarterly report on Form 10-Q, and the other risks and uncertainties discussed in any subsequent reports that we file or furnish to the SEC from time to time.

The forward-looking statements should be considered in light of these risks and uncertainties. All forward-looking statements in this Item 8.01 are based solely on information available to us on the date hereof. We undertake no obligation to publicly update or revise any of our estimated second quarter 2019 operating or financial results, the assessment of the underlying assumptions or other forward-looking statements, whether as a result of changed circumstances, new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated July 22, 2019 announcing preliminary financial and operating results for the quarter ended June 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.

By:	/s/ Joel Ackerman
Name:	Joel Ackerman
Title:	Chief Financial Officer and Treasurer

Date: July 22, 2019